UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington D.C.

20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

The Securities Exchange Act of 1934

For the month of February 2004

N.V. Koninklijke Nederlandsche Petroleum Maatschappij	The "Shell" Transport and Trading Company, Public Limited Company
(Exact name of registrant as specified in its charter)	(Exact name of registrant as specified in its charter)

Royal Dutch Petroleum Company
(Translation of registrar's name into English)

The Netherlands	England
(Jurisdiction of incorporation or organisation)	(Jurisdiction of incorporation or organisation)

30, Carel van Bylandtlaan, 2596 HR The Hague The Netherlands	Shell Centre, London SE1 7NA, England
Tel No: (011 31 70) 377 9111	Tel No: (011 44 20) 7934 1234
(Address of principal executive officers)	(Address of principal executive officers)

Royal Dutch/Shell Group of Companies

RESULTS

FOURTH QUARTER			$ million	FULL YEAR
2003	2002	%		2003	2002	%

1,875	2,314	-19	Net Income	12,699	9,419	+35

19	(12)		Estimated current cost of supplies	(293)	497
			(CCS) adjustment – see note 2

1,856	2,326	-20	CCS earnings	12,992	8,922	+46

-	(456)		Special credits/(charges) – see note 3	1,036	(296)
			Asset retirement obligations- see note 1	255

1,856	2,782	-33	Adjusted CCS earnings *	11,701	9,218	+27
* adjusted for Special credits/(charges) and Asset retirement obligations (see note 3 and 1)
Return on Average Capital Employed on a Net Income basis				15.8%	14.5%
Return on Average Capital Employed on a CCS earnings basis				16.0%	14.0%

To facilitate a better understanding of the underlying business performance, the financial results are also analysed on an estimated current cost of supplies (CCS) basis. It should be noted that CCS earnings is not a measure of financial performance under generally accepted accounting principles in the Netherlands and the USA.

Key features of the full year 2003

  Reported net income of $12,699 million in 2003 was 35% higher than in 2002.

  The Group’s CCS earnings (i.e. on an estimated current cost of supplies basis) for the full year were a record at $12,992 million (46% higher than last year) and for the quarter were $1,856 million (20% lower than a year ago). Full year CCS earnings were positively impacted by higher Exploration and Production price realisations, higher earnings in Gas & Power including the divestment of the Shell shareholding in Ruhrgas, a stronger business environment in Oil Products and delivery on cost savings and synergies, partly offset by higher Corporate costs.

  On a CCS basis, Royal Dutch basic earnings per share (EPS) were €3.43 ($3.83) and Shell Transport basic EPS was 33.6p.

In 2003, shares of Royal Dutch and Shell Transport held by Group companies in respect of share options and other incentive compensation plans are deducted in determining basic earnings per share (see note 7)

If 2003 CCS EPS had been calculated on the previous basis, Royal Dutch EPS would be €3.36 ($3.74), an increase compared with last year of 24% (46%) on a comparable basis, and Shell Transport EPS would be 33.1p, an increase of 35% on a comparable basis.

  Final dividends have been proposed of €1.02 per share for Royal Dutch (€1.76 for the full year, up 2.3% from 2002) and of 9.65p per share for Shell Transport (15.75p for the full year, up 3.3%).

  The 2003 target to reduce underlying unit costs by 3% and other costs was achieved. Actual savings of $560 million across all businesses exceeded the target equivalent of $500 million.

  Delivery of synergies from the 2002 acquisitions, Enterprise Oil in the UK, DEA Oil (DEA) in Germany and Texaco interests in Equilon and Motiva in the USA, and Pennzoil-Quaker State (PQS) progressed further in 2003. Synergies of $1,055 million were delivered in 2003 compared to the target of just under $1 billion per annum by end-2004.

  Portfolio upgrading continued with a number of divestments; proceeds from asset disposals including disposal of investments in associates were $4.5 billion in 2003. The after-tax income impact of these was $2.0 billion, which was offset by unusual charges during the year as a result of portfolio development and upgrading and other charges resulting in a net charge of $42 million.

  The actual net charges to earnings in the fourth quarter 2003, compared to the amount of the December 2003 advice of $1,020 million, were $984 million. The net charges to earnings for Exploration and Production were $17 million (income), for Oil Products $382 million, for Chemicals $417 million, for Other Industry segments $22 million and for Corporate $180 million.

  Exploration and Production segment earnings of $9,323 million were 33% higher than in 2002.

  In 2003, hydrocarbon production was 3.9 million barrels of oil equivalent per day (boe/d), or 2% below the previous year. Oil production of 2.4 million barrels per day (b/d) was up 1%, a record in recent history, and gas production (1.5 million boe/d) was 5% lower.

  The reserves replacement ratio (RRR) in 2003 was 98%. This includes some 180 million boe of previously recategorised reserves that now meet the criteria for proved reserves and hence were booked as at year-end 2003. The RRR includes the effects of acquisitions and divestments and it also includes minority interests in Group consolidated companies. It excludes reserves related to oil sands operations. Excluding the effects of acquisitions and divestments, the RRR in 2003 was 117%. The 98% RRR does not include the impact of the one-off reserves re-categorisation of 3.9 billion barrels of oil equivalent (boe), this volume being quoted with reference to 31 December 2002. Excluding the effects of changes in the minority interest share of reserves in Group consolidated companies the RRR would have been 17% points lower. Including operations related to oil sands reserves, the RRR would increase by 4% points. The Group’s total proved reserves at the end of 2003 were 15.5 billion boe, including the effect of the recategorisation, yielding a proved reserves-to-production ratio of 10.9 years. This excludes reserves related to oil sands operations.

  Gas & Power segment earnings of $2,289 million were a record and an increase of 196% compared to $774 million in 2002. Results were driven by record liquefied natural gas (LNG) volumes of 9.3 million tonnes, higher prices, strong marketing and trading performance in the USA and midstream divestments including Ruhrgas, partially offset by Power assets impairments.

  Oil Products CCS segment earnings were $3,147 million compared to $1,618 million a year ago (+94%). The business environment improved significantly in 2003 with refining and marketing margins higher in all regions. Additionally, strong trading performance and continued earnings growth in Global Aviation, Marine, LPG and Global Solutions contributed to the result.

  Chemicals segment earnings were a loss of $226 million, down from 2002 earnings of $489 million. Earnings in 2003 were impacted by charges for asset impairments and restructuring ($478 million) and net charges relating to divestments and environmental and litigation provisions partly offset by tax credits ($71 million). Earnings in 2002 showed $62 million special charges and included fiscal benefits of $102 million.

  Capital investment totalled $14.3 billion, including Sakhalin II (Shell share 55%) on a 100% basis, in 2003 compared to $14.2 billion excluding major acquisitions in 2002. The minority share in Sakhalin contributed $0.8 billion.

  The Return on Average Capital Employed (ROACE) on a net income basis for the full year was 15.8%. The ROACE on a CCS earnings basis for the full year was 16.0%. The main difference is the CCS adjustment to net income.

  At the end of the year the debt ratio was 20.9%, some 2.7% points lower than last year but now including some $2.8 billion of debt relating to the recognition of long-term obligations (see note 1). Cash and cash equivalents amounted to $2.0 billion.

  Cash flow from operations was $21.9 billion compared with $16.4 billion in 2002. This cash, together with divestment proceeds ($4.5 billion), funded dividend payments to the Parent Companies of $6.2 billion, the investment programme, and a decrease in debt ($4.7 billion) and in minority interests ($1.4 billion).

Commentary

In 2003, Brent crude prices averaged $28.85 a barrel compared with $25.05 in 2002, while WTI averaged $31.05 a barrel compared to $26.15 a year earlier.

In the fourth quarter of 2003, Brent crude prices averaged $29.45 a barrel compared with $26.80 in 2002, while WTI prices averaged $31.15 a barrel compared with $28.25 a year earlier. Brent traded largely within the range of $28 to $30 a barrel and demand in the USA and China provided support.

The crude price outlook for 2004 remains uncertain. Supply and demand will be influenced by the developments in the key oil producing countries, the pace of Iraqi crude export recovery and by the state of the global economy (the US and Chinese economies in particular).

In 2003, Henry Hub prices averaged $5.62 per million Btu compared to $3.33 per million Btu in 2002. Prices were buoyed up through most of the year by a lower inventory cushion than the previous year.

In the fourth quarter of 2003, Henry Hub prices averaged $5.08 per million Btu, about $0.80 above the fourth quarter of 2002. Prices moderated early in the quarter following the rebuild of inventories, but rose in December due to cold weather.

In 2003, industry refining margins averaged $2.70, $1.05, $5.10 and $6.30 a barrel in Rotterdam, Singapore, USGC and USWC, compared to $0.85, $0.40, $2.90 and $3.90 a year earlier. Early in the year margins increased due to Venezuelan supply disruptions and US refinery turnarounds combined with a cold winter, high gas prices in the USA and Japanese nuclear power generator shutdowns. Singapore margins declined in the second quarter due to the impact of SARS on demand. The August power blackout in the USA caused disruption to refineries and product supplies. Refining margins in the USA fell back in the fourth quarter while Singapore margins improved as a result of demand in China.

In the fourth quarter of 2003, industry refining margins averaged $2.30, $1.20, $4.10 and $6.65 a barrel in Rotterdam, Singapore, USGC and USWC, compared to $2.00, $0.95, $3.50 and $4.00 a year earlier.

The refining margin outlook for 2004 remains uncertain with oil products specification changes in the USA. Singapore margins are expected to remain weak given the refinery capacity overhang in the region. Chinese demand may provide support to regional margins.

In Chemicals, trading conditions remained difficult, particularly in the USA, with high and volatile feedstock costs, excess capacity and low chemicals product prices in 2003. Profitability remained depressed as the rising cost of feedstock eroded margins. In the USA cracker margins declined slightly, whilst in Europe cracker margins in US dollars improved relative to a year ago. Overall chemicals margins remained low by historical standards. The outlook for the industry remains challenging and improvement depends upon the continuation of initial signs of an economic recovery. Continued high energy prices could stall a recovery in the petrochemicals sector.

In Exploration and Production the final investment decisions were announced for the Ormen Lange gas development in Norway (Shell share 17%) and for the offshore E11 gas hub development in Malaysia (Shell share 50%).

Production from the Na Kika platform in the deepwater of the Gulf of Mexico started during the quarter (Shell share 50%). Also in the Gulf of Mexico, production started from the Habanero subsea development (Shell share 55%) and the Princess field (Shell share 45%).

In North West Europe, production in the UK from Brent Bravo and Brent Alpha recommenced in the fourth quarter and production from Brent Charlie is expected to recommence in the first quarter of 2004. Furthermore in the UK, first production started from the Carrack field (Shell share 51.9%). In Denmark, an extension to 2042 of the licence for the Sole concession (Shell share 46%) was granted by the government.

In Nigeria, the Offshore Gas Gathering System pipeline received first gas from the shallow water offshore EA field, and the floating oil production, storage and offloading vessel (FPSO) for the deepwater Bonga development moored in Block 212. First production from Bonga is now expected towards the end of 2004. In Brunei, the terms of three production concessions were extended for the next 19 years, with the option to extend for another 15 years. First production from the offshore B11 gas field (Shell share 50%) in Malaysia to supply the LNG facilities was announced.

During the quarter, successful exploration took place in Angola, Malaysia, the North Sea, Egypt and Oman, with successful appraisals in the USA and Nigeria.

During 2003 total proven reserves of some 275 million barrels of oil equivalent were sold. Portfolio upgrading continued in the fourth quarter with the sale of most of Shell’s upstream interests in Thailand, expected to be completed in 2004, the sale of upstream assets in Michigan in the USA and various asset sales in the UK, some of which will complete in 2004.

Progress on synergies from the Enterprise acquisition continues ahead of initial targets with some $355 million of synergies delivered to date.

The new global Exploration and Production business organisation was in place at the end of 2003.

In Gas & Power Shell filed an application to the US authorities for an offshore LNG import terminal in the Gulf of Mexico with a capacity of 1 billion cubic feet per day (bcf/d) of natural gas. Shell also announced the intention to participate in a $600 million LNG import terminal (Shell share 50%) in Baja California, Mexico with a capacity of 1 bcf/d of natural gas. Nigeria LNG (Shell share 25.6%) signed a long term Sales and Purchase Agreement with Shell for the supply of 1.4 mtpa of LNG destined for the USA from the 4th, and 5th liquefaction facilities under construction and from the proposed 6th liquefaction facility. Volumes from the 4th and 5th facilities are now fully committed under long-term contracts. Shell took delivery of the new build LNG vessel Granatine, its fifth carrier able to supply the growing number of LNG import terminals around the world, including the USA, Europe, Mexico and India. In InterGen (Shell share 68%) restructuring continued with the dilution of interests held in Australia, Turkey and the USA planned to complete in 2004.

In Oil Products, synergies from the acquisitions of the Texaco assets in the USA, Pennzoil-Quaker State (PQS) and the acquisition of DEA assets in Germany, all in 2002, are ahead of plan with $495 million synergies delivered in the USA ($370 million for Texaco and $125 million for PQS) and $205 million in Germany.

Retail network restructuring continued in the USA, Europe and the East. A total of some 4,200 sites have been rebranded from Texaco to Shell in the USA and 615 sites have been rebranded from DEA to Shell in Germany. In 2003, approximately 1,950 sites were rationalised from the network in the USA.

The sales of LPG businesses in Brazil, Italy and Senegal were completed during the year. In the USA, the divestment of the onshore crude transportation systems was progressed, closure of the Bakersfield refinery was announced and in early 2004 a letter of intent was signed for the sale of the Delaware refinery. These actions reflect a strategy of active portfolio management and focus on market leadership.

The Chemicals portfolio was strengthened in 2003 with selective new investments, upgrades of existing facilities and restructure and closure of certain assets. The catalyst business was restructured and operations at the Bayer-Shell Isocyanates joint venture ceased. During the quarter construction of the Nanhai petrochemicals plant (Shell share 50%) in China progressed in line with the planned start up at the end of 2005, a significant milestone in the development of the Chemicals business. Construction progressed on the joint venture butadiene extraction plant (Shell share 62%) in the USA, scheduled for start up in 2004. Additionally a number of investments were made to upgrade and improve existing plants to ensure their ongoing efficiency and competitiveness and to strengthen the integration with Shell refineries.

Earnings by industry segment

Exploration and Production

FOURTH QUARTER			$ million	FULL YEAR
2003	2002	%		2003	2002	%

2,201	1,969	+12	Segment earnings	9,323	6,997	+33

-	(135)		Special credits/(charges) - see note 3	-	(55)
			Asset retirement obligations - see note 1	255

2,201	2,104	+5	Adjusted segment earnings	9,068	7,052	+29

2,383	2,399	-1	Crude oil production (thousand b/d)	2,388	2,372	+1
9,436	10,339	-9	Natural gas production available for sale (million scf/d)	8,945	9,423	-5

Fourth quarter segment earnings of $2,201 million were 12% higher than a year ago. This was mainly due to higher hydrocarbon prices offset by 4% lower production.

Earnings this quarter included a gain of some $200 million on the divestment of assets in Michigan, USA and a tax credit of some $300 million. These were more than offset by restructuring costs related to the implementation of the global business model (some $100 million) and the write-off of exploration properties, rights and concessions in Ireland and Brazil of $270 million, compared to write-offs of less than $100 million in the same period a year ago, and various other charges of some $140 million. None of these is related to the recategorisation of reserves. The recategorisation of reserves for the year 2003 resulted in additional depreciation charges ($86 million after tax) mainly from the application of year-end oil and gas prices for production sharing contracts (PSC) related reserves and to a small extent from the recategorisation of proved developed reserves.

The impact of divestments during the year on the quarter was 48 thousand boe/d, excluding this effect hydrocarbon production for the quarter decreased 3% versus a year ago.

Oil production benefited from new fields in Nigeria (EA), Canada (Athabasca Oil Sands), Brazil and the USA and increased production in Nigeria, Abu Dhabi and Venezuela. This was more than offset by field declines, mainly in the USA (primarily the Brutus and Auger fields), the UK, Australia and Norway and maintenance activities in the UK.

Gas production reflected field declines in the USA, maintenance activities in the UK and lower entitlements under PSCs including the effect of higher hydrocarbon prices partly offset by higher production for LNG and new fields in Pakistan and the USA.

Capital investment in the fourth quarter of $2.7 billion was 7% higher than the corresponding period last year. Exploration expenses, which exclude the effect of the write-off of exploration properties, rights and concessions, amounted to $0.3 billion, 15% higher than the same period last year.

Full year earnings of $9,323 million were 33% higher than a year ago. Higher hydrocarbon prices, and divestment gains of $420 million in 2003 were partly offset by lower hydrocarbon production versus a year ago, various asset impairments in 2003 ($380 million excluding the write-off of exploration properties, rights and concessions), and higher costs versus a year ago.

Hydrocarbon production for 2003 decreased 2% versus 2002. The impact for the year of divestments was equivalent to 21 thousand boe/d. Excluding this effect, production decreased 1% versus 2002.

Oil production benefited from new fields in Nigeria (EA), Canada (Athabasca Oil Sands), Brazil, the UK and the USA and increased production in Nigeria and Abu Dhabi. This was partly offset by field declines, mainly in the USA (primarily the Brutus field and Auger), Australia, the UK, Oman and Norway, maintenance in the UK and Norway and lower entitlements under PSCs including the effect of higher hydrocarbon prices.

Gas production reflected higher production for LNG, colder weather in North West Europe and new fields in Pakistan and the USA, offset by field declines in the UK and the USA, maintenance in the UK and lower entitlements under PSCs including the effect of higher hydrocarbon prices.

For the full year 2003, capital investment of $9.2 billion was 5% higher than a year ago, excluding the effect of the Enterprise acquisition in 2002. Exploration expenses for 2003, which exclude the effect of the write-off of exploration properties, rights and concessions amounted to $0.9 billion, 5% lower than 2002.

Segment earnings for the year of $9,323 million included a credit of $255 million resulting from the change in accounting for asset retirement obligations.

Gas & Power

FOURTH QUARTER			$ million	FULL YEAR
2003	2002	%		2003	2002	%

266	196	+36	Segment earnings	2,289	774	+196

-	(109)		Special credits/(charges) – see note 3	1,036	(23)

266	305	-13	Adjusted segment earnings	1,253	797	+57

2.47	2.55	-3	Equity LNG sales volume (million tonnes)	9.33	9.10	+3

Fourth quarter segment earnings were $266 million compared to $196 million a year ago. LNG earnings were consistent with the corresponding quarter last year with higher LNG sales volumes from Nigeria offsetting the loss of volumes and dividends from the Malaysia Satu LNG venture (Shell share 15%) exit early in 2003. LNG sales volumes for the quarter were 11% higher if Satu volumes were excluded from 2002, but 3% lower including Satu. The current quarter reflected increased trading results in Germany which were more than offset by a reduction in trading earnings in the USA and increased Qatar Gas-to-Liquids and North America business development costs. The same period a year ago was impacted by a net special charge of $109 million.

Full year segment earnings were a record $2,289 million compared to $774 million a year ago. Record LNG volumes of 9.33 million tonnes were higher than 2002 volumes by 3%, and by 17% excluding Malaysia Satu LNG volumes. LNG prices were 11% higher than last year. Volumes reflected strong LNG demand and continued build up of Nigerian volumes. Results benefited from strong marketing and trading performance in the USA and divestment of Shell’s interest in Midstream assets, partially offset by Power assets impairments.

The segment earnings of $2,289 million in 2003 included a special credit of $1,036 million arising from the divestment of Shell’s minority interest in Ruhrgas, Germany.

Oil Products

FOURTH QUARTER			$ million	FULL YEAR
2003	2002	%		2003	2002	%

269	341	-21	Segment earnings	2,865	2,178	+32

33	(7)		CCS adjustment	(282)	560

236	348	-32	Segment CCS earnings	3,147	1,618	+94

-	(139)		Special credits/(charges) – see note 3	-	(184)

236	487	-52	Adjusted segment CCS earnings	3,147	1,802	+75

4,261	4,182	+2	Refinery intake (thousand b/d)	4,167	4,084	+2
7,555	7,502	+1	Oil product sales (thousand b/d)	7,445	7,399	+1

The 2002 results included Shell’s 100% ownership and consolidation of PQS as of October 1, 2002.

Fourth quarter CCS earnings were $236 million compared to $348 million for the same period a year ago. The quarter included charges of $382 million of which $325 million reflected net charges associated with decisions taken during the quarter to close facilities and rationalise retail networks ($214 million), impair or write off assets ($145 million) as well as provisions associated with expected legal and environmental settlements ($81 million) offset by gains on asset sales and tax credits of $115 million. The same quarter in 2002 showed $139 million special charges of which $63 million related to the world outside the USA and $76 million to the USA.

Outside the USA, CCS earnings were $294 million (2002: $509 million) including additional marketing and manufacturing charges to earnings and other related income of some $133 million, $32 million and $10 million, respectively. Otherwise, higher refining and marketing margins in Asia Pacific and Europe and increased refining utilisation (up 1%) and total inland sales volumes (up 3%) were offset by increased costs associated with a weakening US dollar. Trading and shipping earnings were lower.

In the USA, CCS earnings were a loss of $58 million (2002: $161 million loss). The fourth quarter 2003 reflected net charges of $169 million associated with the announced closure of the Bakersfield refinery and the divestment of the first tranche of the onshore crude pipelines. Otherwise, refining margins improved on the West Coast and Gulf Coast and refinery utilisation increased by approximately 9%. Marketing earnings improved slightly as reduced operating costs offset lower retail volumes (5%) resulting from progress in network restructuring. Trading earnings were a loss for the quarter but improved over the same period a year ago.

Full year CCS earnings were $3,147 million versus $1,618 million for 2002. The business environment improved significantly over 2002 with refining and marketing margins increasing in all regions. Underlying structural unit cost reduction of 3% was achieved for manufacturing and marketing combined. In 2003 charges of $427 million were included reflecting decisions to close assets, restructure retail networks, divest and impair assets as well as provisions associated with expected legal settlements. 2002 showed $184 million special charges of which $120 million related to the world outside the USA and $64 million to the USA.

Outside the USA, CCS earnings for the year totalled $2,768 million (2002: $1,677 million) including additional marketing and manufacturing charges to earnings and other related income of some $168 million, $16 million and $20 million, respectively. Otherwise, the year reflected improved refining earnings due to higher industry refining margins in both Rotterdam and Singapore and a 2% increase in overall refinery utilisation. Higher marketing earnings reflected increased margins and income from convenience retailing and fuels differentiation in Europe and Asia Pacific partly offset by a 2% decline in total oil inland sales volumes. Trading earnings increased, as did earnings from Global Aviation, LPG, and Global Solutions indicating continued growth.

In the USA, CCS earnings for the year improved to $379 million versus a loss of $59 million in 2002. The 2003 CCS earnings include $169 million of net charges related to the announced closure of the Bakersfield refinery and the divestment of the first tranche of the onshore crude pipelines as well as $94 million of primarily marketing related charges. Otherwise industry refining margins improved on the West Coast and Gulf Coast while refinery utilisation increased by some 2%. Reliability improvement as measured by percent of unplanned downtime was achieved in 4 of 7 refineries (excluding Bakersfield and Delaware) in 2003. Marketing earnings improved primarily due to increased retail margins and continued progress on the network optimisation program. Total oil inland sales volumes increased reflecting higher trading volumes resulting from the integration of USA operations with the Shell Global Trading Network. Trading earnings for the USA improved, offset by a decline in Transportation earnings.

Chemicals

FOURTH QUARTER			$ million	FULL YEAR
2003	2002	%		2003	2002	%

(334)	128	-	Segment earnings	(226)	489	-

-	(52)		Special credits/(charges) - see note 3	-	(62)

(334)	180	-	Adjusted segment earnings	(226)	551	-

Segment earnings for the fourth quarter were a loss of $334 million compared with a profit of $128 million a year ago, reflecting an impairment in the polyolefins business ($286 million), other asset impairments and restructuring charges ($44 million) and net charges of $87 million related to tax credits, divestments and environmental and litigation provisions. The same quarter in 2002 showed $52 million special charges and fiscal benefits of $102 million. Otherwise sales volumes, including traded volumes, were 17% higher and benefited from new capacity. Shell cracker margins remained weak, particularly in the USA, and overall chemicals unit margins including associates decreased from a year ago. Fixed costs increased due to higher turnaround activity and project expenses and the adverse impact of the weaker US dollar.

Full year earnings were a loss of $226 million compared with a profit of $489 million in 2002. Earnings were impacted by charges for asset impairments and restructuring ($478 million) mainly relating to the catalyst and polyolefins business and net charges relating to various tax credits, the sale of a minority interest related to a divested business and environmental and litigation provisions ($71 million). 2002 showed $62 million special charges and included fiscal benefits of $102 million. Otherwise sales volumes, including traded volumes were 19% higher versus 2002 and benefited from the effect of new capacity, more than offset by a decline in overall chemicals unit margins and fixed costs increases reflecting turnaround activity, project expenses and the adverse impact of the weaker US dollar. Cash flow from operations in 2003 exceeded reduced capital investment.

Other industry segments

FOURTH QUARTER		$ million	FULL YEAR
2003	2002		2003	2002

(40)	(22)	Segment net costs	(267)	(110)

-	(21)	Special credits/(charges) - see note 3	-	17

(40)	(1)	Adjusted segment net costs	(267)	(127)

Earnings for the fourth quarter were a loss of $40 million compared to a loss of $22 million in 2002. The decrease reflected cost recoveries and special charges in 2002 and $22 million restructuring related charges for Shell Solar this quarter.

Full year earnings were a loss of $267 million and reflected the impairment of Shell Solar and related charges ($149 million). The sale of the main Forestry businesses was concluded during the year.

Corporate

FOURTH QUARTER		$ million	FULL YEAR
2003	2002		2003	2002

(396)	(215)	Segment net costs	(917)	(751)

-	-	Special credits/(charges)- see note 3	-	-

(396)	(215)	Adjusted segment net costs	(917)	(751)

The fourth quarter loss of $396 million, including $180 million of net charges in 2003, compared to a loss of $215 million a year ago. The fourth quarter in 2003 included higher charges for difference in exchange effects on financing arrangements and higher tax charges partly offset by lower interest costs compared to the same period a year ago.

The full year loss of $917 million in 2003 compared to a loss of $751 million in 2002 due to higher net difference in exchange effects on financing arrangements and increased interest charges due to higher average debt, partly offset by net tax credits compared to 2002.

Note

The results shown for the fourth quarter and full year are unaudited. Audited figures for the full year will be included in the Annual Reports due to be published on March 19.

Quarterly results are expected to be announced on April 29 for the first quarter, July 29 for the second quarter and October 28 for the third quarter of 2004. The 2004 interim dividends are expected to be announced on July 29.

This publication contains forward-looking statements that are subject to risk factors associated with the oil, gas, power, chemicals and renewables businesses. It is believed that the expectations reflected in these statements are reasonable, but may be affected by a variety of variables which could cause actual results or trends to differ materially, including, but not limited to: price fluctuations, actual demand, currency fluctuations, drilling and production results, reserve estimates, loss of market, industry competition, environmental risks, physical risks, legislative, fiscal and regulatory developments, economic and financial market conditions in various countries and regions, political risks, project delay or advancement, approvals and cost estimates.

February 5, 2004

Statement of income

QUARTERS				$ million	FULL YEAR
Q4	Q3	Q4
2003	2003	2002	% *		2003	2002	%

68,708	66,134	60,577	+13	Sales proceeds **	269,096	222,884	+21
				Sales taxes, excise duties and
18,131	16,669	15,734		similar levies	67,164	56,167
___________	___________	___________			___________	___________
50,577	49,465	44,843	+13	Net proceeds	201,932	166,717	+21
42,078	41,177	36,874		Cost of sales **	166,761	138,500
___________	___________	___________			___________	___________
8,499	8,288	7,969	+7	Gross profit	35,171	28,217	+25

				Selling, distribution and
4,056	3,338	3,611		administrative expenses	13,844	11,555
691	194	351		Exploration	1,285	991
155	152	135		Research and development	584	472
___________	___________	___________			___________	___________
3,597	4,604	3,872	-7	Operating profit of Group companies	19,458	15,199	+28

				Share of operating profit of
675	653	500		associated companies	3,360	2,624
___________	___________	___________			___________	___________
4,272	5,257	4,372	-2	Operating profit	22,818	17,823	+28

108	221	186		Interest and other income	1,973	758
355	352	421		Interest expense	1,381	1,364
(87)	(16)	77		Currency exchange gains/(losses)	(222)	(23)
___________	___________	___________			___________	___________
3,938	5,110	4,214	-7	Income before taxation	23,188	17,194	+35
1,972	2,324	1,817		Taxation	10,121	7,617
___________	___________	___________			___________	___________
1,966	2,786	2,397	-18	Income after taxation	13,067	9,577	+36
91	121	83		Minority interests	368	158
___________	___________	___________			___________	___________
1,875	2,665	2,314	-19	NET INCOME	12,699	9,419	+35
___________	___________	___________			___________	___________

* Q4 on Q4 change
** Certain amounts for 2002 have been reclassified (see note 1)

Earnings by industry segment

QUARTERS				$ million	FULL YEAR
Q4	Q3	Q4
2003	2003	2002	% *		2003	2002	%

				Exploration and Production:
1,520	1,303	1,466	+4	World outside USA	6,504	5,102	+27
681	754	503	+35	USA	2,819	1,895	+49
___________	___________	___________			___________	___________
2,201	2,057	1,969	+12		9,323	6,997	+33
___________	___________	___________			___________	___________
				Gas & Power:
231	90	262	-12	World outside USA	2,149	837	+157
35	(25)	(66)	-	USA	140	(63)	-
___________	___________	___________			___________	___________
266	65	196	+36		2,289	774	+196
___________	___________	___________			___________	___________
				Oil Products:
294	706	509	-42	World outside USA	2,768	1,677	+65
(58)	174	(161)		USA	379	(59)	-
___________	___________	___________			___________	___________
236	880	348	-32		3,147	1,618	+94
___________	___________	___________			___________	___________
				Chemicals:
(123)	75	204	-	World outside USA	314	633	-50
(211)	(63)	(76)		USA	(540)	(144)
___________	___________	___________			___________	___________
(334)	12	128	-		(226)	489	-
___________	___________	___________			___________	___________

(40)	(160)	(22)		Other industry segments	(267)	(110)
___________	___________	___________			___________	___________
2,329	2,854	2,619	-11	TOTAL OPERATING SEGMENTS	14,266	9,768	+46
___________	___________	___________			___________	___________
				Corporate:
(231)	(155)	(285)		Interest income/(expense)	(823)	(788)
(100)	(31)	83		Currency exchange gains/(losses)	(160)	92
(65)	45	(13)		Other - including taxation	66	(55)
___________	___________	___________			___________	___________
(396)	(141)	(215)			(917)	(751)
___________	___________	___________			___________	___________

(77)	(118)	(78)		Minority interests	(357)	(95)
___________	___________	___________			___________	___________
1,856	2,595	2,326	-20	CCS EARNINGS	12,992	8,922	+46
___________	___________	___________			___________	___________

19	70	(12)		CCS adjustment	(293)	497

___________	___________	___________			___________	___________
1,875	2,665	2,314	-19	NET INCOME	12,699	9,419	+35
___________	___________	___________			___________	___________

* Q4 on Q4 change

Summarised statement of assets and liabilities

$ million

	Dec 31	Sept 30	Dec 31
	2003	2003	2002

Fixed assets:
Tangible fixed assets	88,909	86,034	79,390
Intangible fixed assets	4,735	4,809	4,696
Investments	22,391	21,479	20,760
	___________	___________	___________
	116,035	112,322	104,846
	___________	___________	___________
Other long-term assets	9,244	8,232	7,299
Current assets:
Inventories	11,687	11,413	10,298
Accounts receivable	28,944	27,665	28,692
Cash and cash equivalents	1,952	2,467	1,556
	___________	___________	___________
	42,583	41,545	40,546
	___________	___________	___________
Current liabilities:
Short-term debt	11,027	12,248	12,874
Accounts payable and accrued liabilities	32,184	28,911	32,078
Taxes payable	6,093	8,050	5,010
Dividends payable to Parent Companies	5,123	-	5,153
	___________	___________	___________
	54,427	49,209	55,115
	___________	___________	___________
Net current assets/(liabilities)	(11,844)	(7,664)	(14,569)
	___________	___________	___________
Total assets less current liabilities	113,435	112,890	97,576
	___________	___________	___________
Long-term liabilities:
Long-term debt	9,100	9,299	6,817
Other	5,978	5,923	6,118
	___________	___________	___________
	15,078	15,222	12,935
	___________	___________	___________
Provisions:
Deferred taxation	13,260	12,486	12,471
Other	9,002	9,433	8,544
	___________	___________	___________
	22,262	21,919	21,015
	___________	___________	___________
Minority interests	3,410	3,135	3,562
	___________	___________	___________
NET ASSETS	72,685	72,614	60,064
	___________	___________	___________

Summarised statement of cash flows (Note 6)

QUARTERS			$ million	FULL YEAR
Q4	Q3	Q4
2003	2003	2002		2003	2002

			CASH FLOW PROVIDED BY OPERATING ACTIVITIES
1,875	2,665	2,314	Net income	12,699	9,419
3,245	2,995	2,440	Depreciation, depletion and amortisation	11,128	8,454
(376)	(315)	(38)	(Profit)/loss on sale of assets	(2,141)	(367)
91	292	(467)	Decrease/(increase) in net working capital	1,189	(1,047)
			Associated companies:
460	196	230	dividends more/(less) than net income	598	313
(373)	(251)	247	Deferred taxation and other provisions	(254)	273
(302)	(405)	(328)	Other	(1,309)	(680)
___________	___________	___________		___________	___________
4,620	5,177	4,398	Cash flow provided by operating activities	21,910	16,365
___________	___________	___________		___________	___________

			CASH FLOW USED IN INVESTING ACTIVITIES:
(4,064)	(3,124)	(5,676)	Capital expenditure	(12,442)	(21,109)
1,002	911	263	Proceeds from sale of assets	2,286	1,099
66	(150)	(299)	Net investments in associated companies	(275)	(788)
(205)	475	51	Proceeds from sale and other movements in investments	1,989	83
___________	___________	___________		___________	___________
(3,201)	(1,888)	(5,661)	Cash flow used in investing activities	(8,442)	(20,715)
___________	___________	___________		___________	___________

			CASH FLOW PROVIDED BY/ (USED IN) FINANCING ACTIVITIES:
(1,617)	(448)	1,301	Net increase/(decrease) in long-term debt	(2,168)	(343)
(457)	1,366	(2,803)	Net increase/(decrease) in short-term debt	(2,507)	7,058
199	(1,109)	6	Change in minority interests	(1,363)	421
-	(2,469)	-	Dividends paid to: Parent Companies	(6,248)	(6,961)
(56)	(93)	(54)	Minority interests	(300)	(228)
___________	___________	___________		___________	___________
(1,931)	(2,753)	(1,550)	Cash flow provided by/(used in) financing activities	(12,586)	(53)
___________	___________	___________		___________	___________

(52)	(14)	11	Parent Companies' shares: net sales/(purchases) and dividends received	(634)	(864)

49	8	40	Currency translation differences relating to cash and cash equivalents	148	153
___________	___________	___________		___________	___________
(515)	530	(2,762)	INCREASE/(DECREASE) IN CASH AND CASH EQUIVALENTS	396	(5,114)
___________	___________	___________		___________	___________

Operational data

QUARTERS					FULL YEAR
Q4	Q3	Q4
2003	2003	2002	%*		2003	2002	%

thousand b/d				CRUDE OIL PRODUCTION	thousand b/d

645	633	738		Europe	671	696
1,141	1,201	1,117		Other Eastern Hemisphere	1,147	1,130
387	389	446		USA	414	442
210	178	98		Other Western Hemisphere	156	104
___________	___________	___________			_________	_________
2,383	2,401	2,399	-1		2,388	2,372	+1
___________	___________	___________			_________	_________

million scf/d **				NATURAL GAS PRODUCTION	million scf/d **
				AVAILABLE FOR SALE

4,359	2,139	4,727		Europe	3,587	3,667
3,039	3,260	3,249		Other Eastern Hemisphere	3,195	3,403
1,397	1,455	1,703		USA	1,527	1,679
641	612	660		Other Western Hemisphere	636	674
___________	___________	___________			_________	_________
9,436	7,466	10,339	-9		8,945	9,423	-5
___________	___________	___________			_________	_________

million scm/d ***					million scm/d ***

123	61	134		Europe	102	104
86	92	92		Other Eastern Hemisphere	90	96
40	41	48		USA	43	48
18	17	19		Other Western Hemisphere	18	19
___________	___________	___________			_________	_________
267	211	293	-9		253	267	-5
___________	___________	___________			_________	_________

million tonnes				LIQUEFIED NATURAL GAS (LNG)	million tonnes

2.47	2.31	2.55	-3	Global equity LNG sales volume	9.33	9.10	+3

$/bbl				Realised Oil Prices		$/bbl
27.53	27.54	25.57		WOUSA	27.51	23.59
27.60	26.94	24.49		USA	27.24	22.72
27.54	27.46	25.40		Global	27.47	23.45

$/thousand scf				Realised Gas Prices	$/thousand scf
2.84	2.73	2.40		WOUSA	2.74	2.15
4.65	5.15	4.13		USA	5.61	3.31
3.16	3.31	2.73		Global	3.32	2.39

* Q4 on Q4 change
** scf/d = standard cubic feet per day
*** scm/d = standard cubic metres per day

Operational data (continued)

QUARTERS					FULL YEAR
Q4	Q3	Q4
2003	2003	2002	%*		2003	2002	%

thousand b/d					thousand b/d
				REFINERY PROCESSING INTAKE
1,820	1,732	1,809		Europe	1,776	1,761
950	952	987		Other Eastern Hemisphere	956	941
1,118	1,063	1,033		USA	1,079	1,064
373	366	353		Other Western Hemisphere	356	318
_________	_________	_________			_________	_________
4,261	4,113	4,182	+2		4,167	4,084	+2
_________	_________	_________			_________	_________
				OIL SALES
2,773	2,778	2,787		Gasolines	2,763	2,786
793	844	803		Kerosines	798	782
2,389	2,290	2,271		Gas/Diesel oils	2,311	2,295
806	762	817		Fuel oil	820	758
794	734	824		Other products	753	778
_________	_________	_________			_________	_________
7,555	7,408	7,502	+1	Total oil products**	7,445	7,399	+1
4,838	4,614	4,964		Crude oil	4,769	5,025
_________	_________	_________			_________	_________
12,393	12,022	12,466	-1	Total oil sales	12,214	12,424	-2
_________	_________	_________			_________	_________
				**comprising
2,248	2,123	2,118		Europe	2,137	2,173
1,304	1,289	1,307		Other Eastern Hemisphere	1,288	1,287
2,447	2,400	2,143		USA	2,392	2,139
775	772	787		Other Western Hemisphere	749	778
781	824	1,147		Export sales	879	1,022

$ million				CHEMICAL SALES - NET PROCEEDS***	$ million
1,459	1,263	1,166		Europe	5,731	4,086
848	790	652		Other Eastern Hemisphere	3,106	2,192
1,419	1,326	1,241		USA	5,597	4,710
193	191	147		Other Western Hemisphere	752	502
_________	_________	_________			_________	_________
3,919	3,570	3,206	+22		15,186	11,490	+32
_________	_________	_________			_________	_________

* Q4 on Q4 change
*** Excluding proceeds from chemical trading activities

Capital investment

QUARTERS			$ million	FULL YEAR
Q4	Q3	Q4
2003	2003	2002		2003	2002

			Capital expenditure:
			Exploration and Production:
2,032	1,865	1,799	World outside USA	6,891	11,354
393	342	463	USA	1,428	1,792
___________	___________	___________		___________	___________
2,425	2,207	2,262		8,319	13,146
___________	___________	___________		___________	___________
			Gas & Power:
310	245	179	World outside USA	989	462
9	10	3	USA	32	9
___________	___________	___________		___________	___________
319	255	182		1,021	471
___________	___________	___________		___________	___________
			Oil Products:
			Refining:
230	100	213	World outside USA	489	1,511
142	95	179	USA	454	1,807
___________	___________	___________		___________	___________
372	195	392		943	3,318
___________	___________	___________		___________	___________
			Marketing:
559	236	520	World outside USA	1,156	1,734
129	52	1,952	USA	268	2,601
___________	___________	___________		___________	___________
688	288	2,472		1,424	4,335
___________	___________	___________		___________	___________
			Chemicals:
53	30	78	World outside USA	139	264
100	83	127	USA	331	416
___________	___________	___________		___________	___________
153	113	205		470	680
___________	___________	___________		___________	___________

107	66	163	Other segments	267	494
___________	___________	___________		___________	___________
4,064	3,124	5,676	TOTAL CAPITAL EXPENDITURE	12,444	22,444
___________	___________	___________		___________	___________
			Exploration expense:
239	151	208	World outside USA	645	692
79	24	69	USA	224	223
___________	___________	___________		___________	___________
318	175	277		869	915
___________	___________	___________		___________	___________

			New equity investments in associated companies:
188	57	258	World outside USA	365	389
112	248	75	USA	393	295
___________	___________	___________		___________	___________
300	305	333		758	684
___________	___________	___________		___________	___________

(163)	34	66	New loans to associated companies	225	605
___________	___________	___________		___________	___________
4,519	3,638	6,352	TOTAL CAPITAL INVESTMENT*	14,296	24,648
___________	___________	___________		___________	___________
			*comprising
2,743	2,389	2,553	Exploration and Production	9,195	14,082
477	470	336	Gas & Power	1,483	682
1,087	483	2,930	Oil Products	2,398	7,945
178	146	304	Chemicals	587	839
197	116	163	Other segments	408	495
(163)	34	66	New loans to associated companies	225	605
___________	___________	___________		___________	___________
4,519	3,638	6,352		14,296	24,648
___________	___________	___________		___________	___________

Special items (Note 3)

QUARTERS			$ million	FULL YEAR
Q4	Q3	Q4
2003	2003	2002	credits/(charges)	2003	2002

			Exploration and Production:
			World outside USA
-	-	-	Restructuring and redundancy	-	(68)
-	-	(135)	Asset disposals/impairment	-	(88)
			USA
-	-	-	Asset disposals/impairment	-	101
___________	___________	___________		___________	___________
-	-	(135)		-	(55)
___________	___________	___________		___________	___________
			Gas & Power:
			World outside USA
-	-	(4)	Asset disposals/impairment	1,036	80
-	-	-	Other	-	(21)
			USA
-	-	(105)	Asset disposals/impairment	-	(82)
________	________	________		________	________
-	-	(109)		1,036	(23)
___________	___________	___________		___________	___________

			Oil Products:
			World outside USA
-	-	(44)	Restructuring and redundancy	-	(75)
-	-	(19)	Asset disposals/impairment	-	(45)
			USA
-	-	(13)	Restructuring and redundancy	-	(13)
-	-	(53)	Asset disposals/impairment	-	39
-	-	(10)	Other	-	(90)
___________	___________	___________		___________	___________
-	-	(139)		-	(184)
___________	___________	___________		___________	___________

			Chemicals:
			World outside USA
-	-	(23)	Asset disposals/impairment	-	(23)
			USA
-	-	(17)	Asset disposals/impairment	-	(17)
-	-	(12)	Other	-	(22)
___________	___________	___________		___________	___________
-	-	(52)		-	(62)
___________	___________	___________		___________	___________
			Other industry segments:
-	-	(21)	Asset disposals/impairment	-	17
___________	___________	___________		___________	___________
-	-	(21)		-	17
___________	___________	___________		___________	___________
-	-	-	Minority interests Asset disposals/impairment	-	11

___________	___________	___________		___________	___________
-	-	(456)	SPECIAL ITEMS	1,036	(296)
___________	___________	___________		___________	___________

Basic earnings per share (Note 7)

QUARTERS				FULL YEAR
Q4	Q3	Q4
2003	2003	2002		2003	2002

			ROYAL DUTCH
0.47	0.70	0.67	Net income per share (€)	3.36	2.86
0.55	0.79	0.67	Net income per share ($)	3.74	2.70
0.46	0.68	0.67	CCS earnings per share (€)	3.43	2.71
0.55	0.77	0.67	CCS earnings per share ($)	3.83	2.56

			SHELL TRANSPORT
4.6	7.0	6.1	Net income per share (pence)	32.9	25.8
0.47	0.67	0.57	Net income per ADR ($)	3.20	2.33
4.6	6.8	6.1	CCS earnings per share (pence)	33.6	24.5
0.47	0.65	0.58	CCS earnings per ADR ($)	3.27	2.21

Notes

NOTE 1. Accounting policies

Changes in US Generally Accepted Accounting Principles (GAAP) related to the accounting for long-term obligations, have brought US GAAP and Netherlands GAAP into better alignment. At the end of the third quarter 2003, FIN 46 (Consolidation of Variable Interest Entities) was implemented with a consequential increase in tangible fixed assets and liabilities.

Additionally in the third quarter of 2003, US accounting standard FAS 150 was implemented requiring certain minority interests to be reclassified as debt.

US accounting standard FAS 143 was effective for the Group from the first quarter, 2003 and required that an entity recognises the discounted ultimate liability for an asset retirement obligation in the period in which it is incurred together with an offsetting asset. The cumulative effect of the change has been included within net income for the first quarter, 2003. In the first quarter, 2003, the Group completed the implementation of US accounting guidance EITF Issue No. 02-03, which includes the requirement that gains and losses on certain derivative instruments be shown net in the Statement of Income. Certain prior period amounts have been reclassified, resulting in a reduction in sales proceeds and a corresponding reduction in cost of sales.

In all other respects the Group's accounting policies are essentially unchanged from those set out in Note 2 to the Financial Statements of the Royal Dutch/Shell Group of Companies in the 2002 Annual Reports and Accounts on pages 58 to 60.

NOTE 2. Earnings on an estimated current cost of supplies (CCS) basis

On this basis, cost of sales of the volumes sold in the period is based on the cost of supplies of the same period (instead of using the first-in first-out (FIFO) method of inventory accounting used by most Group companies) and allowance is made for the estimated tax effect. The adjustment from net income on to an estimated current cost of supplies basis has no related balance sheet entry. Earnings calculated on this basis do not represent an application of the last-in, first-out (LIFO) inventory basis and do not reflect any inventory draw down effects. Earnings on an estimated current cost of supplies basis provide useful information concerning the effect of changes in the cost of supplies on the Group’s results of operations.

NOTE 3. Special items

Special items are those significant credits or charges resulting from transactions or events which, in the view of management, are not representative of normal business activities of the period and which affect comparability of earnings. With effect from the first quarter, 2003, certain items which would have been treated as special items under previous practice have not been so treated, in line with SEC Regulation G, on the grounds that items of a similar nature have occurred, or could occur, within a two-year period.

NOTE 4. Return on average capital employed (ROACE)

The Group’s preferred measure of return on capital is on a CCS basis. The nearest equivalent GAAP measure is the “net income” basis. ROACE on a net income basis is the sum of the current and previous three quarters’ net income plus interest expense, less tax and minority interest (both calculated at the average rate for the Group), as a percentage of the average of the Group share of closing capital employed and the opening capital employed a year earlier. In the calculation of ROACE on a CCS earnings basis, the sum of the current and previous three quarters’ net income is replaced by the sum of the current and previous three quarters’ CCS earnings, and total interest expense is replaced by Group companies’ interest expense only. The tax rate and the minority interest components are derived from calculations at the published segment level.

NOTE 5. Earnings by industry segment

Operating segment results exclude interest and other income of a non-operational nature, interest expense, non-trading currency exchange effects and tax on these items, which are included in the results of the Corporate segment, and minority interests.

NOTE 6. Statement of cash flows

This statement reflects cash flows of Group companies as measured in their own currencies, which are translated into US dollars at average rates of exchange for the periods and therefore excludes currency translation differences except for those arising on cash and cash equivalents.

NOTE 7. Earnings per share

Group net income is shared between Royal Dutch and Shell Transport in the proportion of 60:40 (as described in the Royal Dutch and Shell Transport 2002 Annual Reports and Accounts in Note 1 on page 58). For the purposes of these calculations, Group CCS earnings are shared in the proportion 60:40. For Royal Dutch and Shell Transport, earnings per share in euro and sterling respectively are translated from underlying US dollars at average rates for the period.

In the first quarter 2001, Royal Dutch and Shell Transport each commenced a share buyback programme under authorisation granted at shareholders' meetings in May 2000. All Shell Transport shares bought as part of this programme are cancelled immediately. Royal Dutch shares bought as part of this programme can only be cancelled in arrears after such a resolution has been passed at the General Meeting of Royal Dutch shareholders. The last such resolution was on April 23, 2003 for shares bought under this programme since the previous General Meeting. For the purpose of earnings per share calculations all shares bought under the share buyback programme are deemed to have been cancelled upon the day of purchase.

With effect from the fourth quarter, 2003, shares of Royal Dutch and Shell Transport held by Group companies in respect of share options and other incentive compensation plans are deducted in determining basic earnings per share. Prior quarters of 2003 have been presented on this basis in the table on page 20, page 22 shows information on the previous basis; the impact on prior years is not significant.

Earnings per share calculations in the table on page 20 are based on the following weighted average number of shares and, for 2003, exclude shares held by Group companies.

	Q4	Q3	Q4	Full Year	Full Year
	2003	2003	2002	2003	2002

Royal Dutch shares of €0.56 (millions)	2,083.5	2,083.5	2,083.7	2,083.5	2,092.7
Excluding shares held by Group companies	2,033.1	2,033.5		2,036.7
Shell Transport shares of 25p (millions)	9,667.5	9,667.5	9,668.3	9,667.5	9,708.9
Excluding shares held by Group companies	9,519.1	9,519.1		9,528.8

Shares at the end of the following periods are:

	Q4	Q3	Q4
	2003	2003	2002
Royal Dutch shares of €0.56 (millions)	2,083.5	2,083.5	2,083.5
Excluding shares held by Group companies	2,033.1	2,033.0
Shell Transport shares of 25p (millions)	9,667.5	9,667.5	9,667.5
Excluding shares held by Group companies	9,519.2	9,519.0

One American Depository Receipt (ADR) or New York Share is equal to six 25p Shell Transport shares.

Earnings per share for the full years 2003 and 2002 and prior quarters of 2003, without deduction of shares held by Group companies are as follows:

QUARTERS				FULL YEAR
Q3	Q2	Q1
2003	2003	2003		2003	2002

			ROYAL DUTCH
0.68	0.72	1.43	Net income per share (€)	3.28	2.86
0.77	0.81	1.54	Net income per share ($)	3.66	2.70
0.67	0.84	1.40	CCS earnings per share (€)*	3.36	2.71
0.75	0.96	1.50	CCS earnings per share ($)	3.74	2.56

			SHELL TRANSPORT
6.8	7.2	13.8	Net income per share (pence)	32.4	25.8
0.66	0.71	1.32	Net income per ADR ($)	3.15	2.33
6.6	8.6	13.4	CCS earnings per share (pence) *	33.1	24.5
0.64	0.83	1.29	CCS earnings per ADR ($)	3.23	2.21

* not previously published.

All amounts shown throughout this report are unaudited.

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrants have duly caused this report to be signed on its behalf by the undersigned thereunto duly authorised.

ROYAL DUTCH PETROLEUM COMPANY	THE “SHELL” TRANSPORT AND TRADING COMPANY, PUBLIC LIMITED COMPANY
(Registrant)	(Registrant)

President/Managing Director (J van der Veer)	Assistant Company Secretary (G J West)

General Attorney (M.C.M. Brandjes)

Date: 5 February 2004